Exhibit 99.1

China Metro-Rural Holdings Limited

Dear Shareholder:	July 22, 2010

You are cordially invited to join us at the Annual General Meeting of shareholders of China Metro-Rural Holdings Limited, or China Metro, to be held at 10:30 a.m. (Hong Kong time) on August 23, 2010. The Annual General Meeting will be held at China Metro-Rural Holdings Limited, located at Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To re-elect seven Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2010 and to authorize the directors to fix their remuneration.

3. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2011 and to authorize the directors to fix their remuneration.

4. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to notice of, and to vote at, the China Metro Annual General Meeting and any adjournment or postponement thereof is July 9, 2010. Only shareholders of record at the close of business on that date are entitled to notice of, and to vote at, the China Metro Annual General Meeting. At the close of business on the record date, China Metro had outstanding and entitled to vote (a) 64,125,816 ordinary shares, and (b) 100,000 preferred shares. The preferred shares constituted an aggregate of 3,191,225 voting shares as of the close of business on the record date. Accordingly, a total of 67,317,041 shares are eligible to be voted at the Annual General Meeting.

Your vote is important. The affirmative vote of a majority of the votes cast in person or by proxy at the China Metro Annual General Meeting is required for approval of Proposal Nos. 1, 2 and 3.

Even if you plan to attend the China Metro Annual General Meeting in person, we request that you submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card to ensure that your shares will be represented at the China Metro Annual General Meeting in the event you are unable to attend. If you fail to submit your proxy and do not vote in person at the Annual General Meeting, your shares will not be counted for purposes of determining whether a quorum is present at the China Metro Annual General Meeting. Failure to submit a proxy will have no effect on Proposal No. 1, 2 or 3. If you attend the China Metro Annual General Meeting and have voted by proxy but wish to vote in person, you may withdraw your proxy and vote in person.

The accompanying proxy statement describes Proposal Nos. 1, 2 and 3 in detail. We encourage you to read the accompanying proxy statement carefully before completing and submitting your proxy.

It is important that your shares are represented at the Annual General Meeting. Even if you plan to attend the Annual General Meeting in person, we hope that you will submit your proxy as soon as possible (i) through the internet, (ii) by telephone, or (iii) by signing and returning the enclosed proxy card. This will not limit your right to attend or vote at the Annual General Meeting.

By order of the board of directors,

Sincerely,

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

China Metro-Rural Holdings Limited

Neither the Securities and Exchange Commission nor any non-U.S. or state securities commission has passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated July 22, 2010 and is first being mailed to China Metro shareholders on or about July 22, 2010.

China Metro-Rural Holdings Limited

Suite 2208-14, 22/F, Sun Life Tower, The Gateway

15 Canton Road, Tsimshatsui, Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 23, 2010

To the Shareholders of China Metro-Rural Holdings Limited:

Notice is hereby given that an Annual General Meeting (the “Annual General Meeting”) of shareholders of China Metro-Rural Holdings Limited, a British Virgin Islands company, or China Metro, will be held at 10:30 a.m. (Hong Kong time) on August 23, 2010 at China Metro-Rural Holdings Limited, Suite 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, for the following purposes:

1. To re-elect seven Directors of the Company to hold office until the next Annual General Meeting of shareholders or until their successors are duly elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2010 and to authorize the directors to fix their remuneration.

3. To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2011 and to authorize the directors to fix their remuneration.

4. To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The China Metro Annual General Meeting also will address such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

The board of directors of China Metro, on behalf of China Metro, is soliciting proxies from the China Metro shareholders. The board of directors of China Metro has fixed July 9, 2010 as the record date for determination of shareholders entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof.

Whether or not you expect to attend the Annual General Meeting, to ensure that your shares are represented at the Annual General Meeting, you should vote your proxy (i) through the internet, (ii) by telephone, or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed envelope. You may revoke your proxy and vote in person if you decide to attend the Annual General Meeting.

By Order of the Board of Directors,

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

Hong Kong

July 22, 2010

PROXY STATEMENT

PROPOSAL 1 RE-ELECTION OF DIRECTORS

Seven directors are to be re-elected to serve until the next Annual General Meeting of shareholders or until their successors are elected and qualified, or until their earlier resignation, removal or death. The Board of Directors has nominated Mr. Cheng Chung Hing, Ricky; Mr. Sio Kam Seng, Mr. Cheng Tai Po; Ms. Leung Wai Yan , Mr. Lai Chau Ming, Matthew; Mr. Wong Gee Hang, Henry; and Mr. Tsui King Chung, Francis to serve as directors (the “Nominees”). Directors shall be re-elected by shareholders holding a plurality of the votes represented by the ordinary shares and preferred shares present at the Annual General Meeting. In the event that any one of the Nominees is unable or declines to serve as a director, the Board of Directors intends to substitute another person of their choice as nominee, in his place and stead, or to present such lesser number of directors in accordance with the Company’s Articles of Association. The Board of Directors has no reason to believe that any Nominee will be unable to serve or decline to serve as a director. However, if any Nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board of Directors, unless the Board of Directors decides to reduce the number of Directors. Any vacancy occurring between shareholders’ meetings, including vacancies resulting from an increase in the number of directors, may be filled by the Board of Directors. A director elected to fill a vacancy shall hold office until the next Annual General Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RE-ELECTION OF ALL NOMINEES NAMED ABOVE TO THE BOARD OF DIRECTORS.

Information Regarding Nominees

The following table sets forth the name and position(s) held with the Company, of each director of the Company. Each director of the Company has been nominated by the Board of Directors as a Nominee. Further information with respect to each Nominee is set forth in the description of business experience of such persons below.

OUR DIRECTORS

Name	Position(s)
Mr. Cheng Chung Hing, Ricky	President and Chairman of the Board
Mr. Sio Kam Seng	Vice Chairman of the Board and Chief Executive Officer
Mr. Cheng Tai Po	Vice Chairman of the Board
Ms. Leung Wai Yan	Director
Mr. Lai Chau Ming, Matthew	Director
Mr. Wong Gee Hang, Henry	Director
Mr. Tsui King Chung, Francis	Director

Mr. CHENG Chung Hing, Ricky, our co-founder, has served as Chairman of the board of directors and President of the Company since July 24, 2009. He also served as Chief Executive Officer of the Company from July 24, 2009 until March 22, 2010. He has also served as Chairman of the board of directors and President of Man Sang Holdings, Inc. (“MSHI”) since January 8, 1996. He was appointed Chief Executive Officer of MSHI on January 2, 1998. He served as Chief Financial Officer of MSHI from February to August 1999 and from August 2000 to August 2003. Mr. Cheng was appointed Chairman and a Director of Man Sang International Limited, a subsidiary listed on The Stock Exchange of Hong Kong Limited, in August 1997. Prior to our reorganization in late 1995, which resulted in MSHI’s issuance of common stock and Series A preferred shares in exchange for all the outstanding securities of Man Sang International (B.V.I.) Limited in January 1996, he had served as chairman and president of various companies within the Man Sang group of companies. Since

March 20, 2007, Mr. Cheng has also served as a director of China Metro-Rural Exchange Ltd. Since February 21, 2007, Mr. Cheng, China Metro-Rural Limited’s co-founder, also served as a director of China Metro-Rural Limited. He also serves as an executive director, co-founder and co-chairman of a Hong Kong company listed on The Stock Exchange of Hong Kong Limited with integrated logistics operations in China (China South City Holdings Limited, stock code: 1668).

Mr. SIO Kam Seng has served as Vice Chairman of the Board and Chief Executive Officer of the Company since March 22, 2010. Mr. Sio has served as chairman of the board of directors of China Metro-Rural Limited and China Metro-Rural Exchange Limited (a Hong Kong company) since January 1, 2010. He holds a Bachelor of Science degree in Construction Management and a Master of Business Administration degree. He is a member of Chartered Institute of Building, a member of Society of Environmental Engineers and an associate of Chartered Institute of Arbitrators. He is also a Chartered Builder of United Kingdom. He has over 20 years of experience in insurance and senior management. Prior to joining the China Metro Group, he served as area manager of HSBC Insurance Group from 1989 to 1992, assistant general manager of Sime Insurance Group from 1993 to 1995, director and chief executive officer of MSHI from 1995 to 1997. He also served as director and general manager of Accette Insurance Hong Kong from 1998 to June 2010 and has remained as its director since then.

Mr. CHENG Tai Po, our co-founder, has served as our Vice Chairman since July 24, 2009. He has also served as director and Vice Chairman of MSHI since January 1996. He was appointed Deputy Chairman and a Director of Man Sang International Limited in August 1997. Prior to our group reorganization, he served as vice chairman of various companies within our group of companies. He has also served as a non-executive director of China South City Holdings Limited since April 30, 2010. Mr. Cheng has over 25 years experience in the pearl business and is responsible for purchasing and processing of pearls as well as our overall planning, strategic formulation and business development.

Ms. LEUNG Wai Yan has served as our Director since March 22, 2010 and is currently a director of Grand City Hotel (Shenzhen) Co., Ltd., a subsidiary of China South City Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited. She graduated from Les Roches (Switzerland) International School of Hotel Management in 2007 with a Bachelor of Business Administration degree in International Hotel Management with Finance and holds a Swiss Diploma in Hotel Management granted by Institut Hotelier César Ritz (Switzerland). She is now a director of Tung Wah Group of Hospitals, a charity organization in Hong Kong.

Mr. LAI Chau Ming, Matthew, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since November 1996. Mr. Lai has been Sales Director of DBS Vickers (Hong Kong) Limited since July 1996. Prior to his joining DBS Vickers, Mr. Lai served from 1972 to 1996 as a Senior Manager of Sun Hung Kai Investment Company Limited, an investment company in Hong Kong. Mr. Lai has 30 years experience in investment. He is experienced in the areas of financial management and planning.

Mr. WONG Gee Hang, Henry, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since April 2005. Mr. Wong has over 30 years of experience in accounting, property investment and development and general management. Mr. Wong has also served as the Managing Director of Marspeed Limited, a consultancy firm of property development, investment and management. Mr. Wong had been a member of senior management in a Hong Kong property developer for more than 15 years. He is a full member of The Hong Kong Management Association.

Mr. TSUI King Chung, Francis, has served as our Director since July 24, 2009. He has also served as a Director of MSHI since January 2006. Mr. Tsui has over ten years of experience in financial services and business development consultancy both in the United States and in Hong Kong. Since 2000, Mr. Tsui has served as the President of eBiz Incubation & Investment Co. Ltd., a private investment company. He holds a Ph.D. degree in History and a Master of Business Administration degree from the University of Hawaii.

PROPOSAL 2 RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

The Board of Directors has appointed PricewaterhouseCoopers (“PwC”) as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2010. PwC serves as the Company’s independent registered public accounting firm and will have one or more representatives at the Annual General Meeting. Such representatives will have an opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2010.

PROPOSAL 3 APPROVAL OF THE PROPOSAL OF THE BOARD OF DIRECTORS TO APPOINT PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION

The Board of Directors proposes to appoint PwC as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2011.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE TO APPROVE THE PROPOSAL TO APPOINT PRICEWATERHOUSECOOPERS AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011 AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

Other Matters

The Board of Directors is not aware of any business other than the aforementioned matters that will be presented for consideration at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the enclosed proxy card will vote on these matters in accordance with their judgment.

Householding

The Company delivers a copy of its proxy materials to each shareholder, including those who share an address. Upon written or oral request, the Company will deliver a separate copy of its proxy materials to a shareholder at a shared address to which a single copy of its proxy materials was previously delivered. Shareholders who share the same last name or address and want to receive (1) only one copy of the proxy materials or (2) a separate copy of the proxy materials, as applicable, may make such request by notifying the Company in writing no later than 30 days prior to the mailing of the proxy materials in July of each year at the following address: Suite 2208, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong or by calling (852) 2317 9888.

Annual Reports

A copy of the Company’s 2010 Annual Report on Form 20-F for the fiscal year ended March 31, 2010, together with the financial statements of the Company contained therein, accompany this proxy statement. The Annual Report on Form 20-F is not to be treated as part of the proxy solicitation material or as having been incorporated by reference therein.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE ANNUAL GENERAL MEETING IN PERSON ARE URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD IN THE REPLY ENVELOPE PROVIDED.

By Order of the Board of Directors

/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

☐	¢

CHINA METRO-RURAL HOLDINGS LIMITED

Proxy for Annual General Meeting of Shareholders on August 23, 2010

Solicited on Behalf of the Board of Directors

The undersigned, revoking all prior proxies, hereby appoints Mr. Cheng Chung Hing, Ricky, and Mr. Cheng Tai Po, and each of them, with full power of substitution in each, as proxies for the undersigned, to represent the undersigned and to vote all the ordinary and preferred shares of the Company which the undersigned would be entitled to vote, as fully as the undersigned could vote and act if personally present, at the Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on August 23, 2010, at 10:30 a.m. local time, at Suite 2208-14, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong, or at any adjournment or postponement thereof.

The board of directors recommends a vote “FOR” Proposal 1, Proposal 2 and Proposal 3 herein. To vote in accordance with the recommendations of the board of directors, just sign on the reverse side and mark the appropriate box. If any other business is presented at the Annual General Meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the board of directors knows of no other business to be presented at the Annual General Meeting.

(Continued and to be signed on the reverse side.)

¢	1 4 4 7 5	¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

August 23, 2010

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions. Have your proxy card available when you access the web page, and use the Company Number and Account Number shown on your proxy card.

TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or 1-718-921-8500 from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call and use the Company Number and Account Number shown on your proxy card.

Vote online/phone until 5:00 PM EDT on August 20, 2010 (Friday).

COMPANY NUMBER

ACCOUNT NUMBER
MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice & Proxy Statement is/are available

at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=16240.

i Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. i

¢ 20730300030000000000 3	082310

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 AND 3.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

1. Election of Directors:	NOMINEES: O Mr. Cheng Chung Hing, Ricky O Mr. Sio Kam Seng O Mr. Cheng Tai Po O Ms. Leung Wai Yan O Mr. Lai Chau Ming, Matthew O Mr. Wong Gee Hang, Henry O Mr. Tsui King Chung, Francis			FOR	AGAINST	ABSTAIN
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)

2.  To ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2010 and to authorize the directors to fix their remuneration.

3.  To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2011 and to authorize the directors to fix their remuneration.

				☐ ☐	☐ ☐	☐ ☐
The Board of Directors does not have a recommendation for voting on the following proposal(s):
			4. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2 and Proposal 3.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: ■

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

CHINA METRO-RURAL HOLDINGS LIMITED

August 23, 2010

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice & Proxy Statement is/are available

at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=16240.

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

■	20730300030000000000 3	082310

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:	NOMINEES: O Mr. Cheng Chung Hing, Ricky O Mr. Sio Kam Seng O Mr. Cheng Tai Po O Ms. Leung Wai Yan O Mr. Lai Chau Ming, Matthew O Mr. Wong Gee Hang, Henry O Mr. Tsui King Chung, Francis			FOR	AGAINST	ABSTAIN
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)

2.  To ratify the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2010 and to authorize the directors to fix their remuneration.

3.  To approve the proposal of the Board of Directors to appoint PricewaterhouseCoopers as the Company’s independent registered public accounting firm for fiscal year 2011 and to authorize the directors to fix their remuneration.

				☐ ☐	☐ ☐	☐ ☐
The Board of Directors does not have a recommendation for voting on the following proposal(s):
			4. To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.	☐	☐	☐
INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR ALL NOMINEES in Proposal 1 and FOR Proposal 2 and Proposal 3.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

■	Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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